UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                 Amendment No. 1

                           SPRECKELS INDUSTRIES, INC.
- --------------------------------------------------------------------------------
                                (Name of Issuer)


                      Class A Common Stock, $0.01 Par Value
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   849416-20-1
                  ---------------------------------------------
                                 (CUSIP Number)

                                 Jeffrey Schwarz
                       Metropolitan Capital Advisors, Inc.
                               660 Madison Avenue
                                   20th Floor
                               New York, NY 10021
                                 (212) 486-8100

                                -with copies to-

                            Joseph F. Mazzella, Esq.
                               Lane Altman & Owens
                               101 Federal Street
                           Boston, Massachusetts 02110
                                 (617) 345-9800
- --------------------------------------------------------------------------------
 (Name,  Address  and  Telephone  Number of Person Authorized to Receive Notices
                               and Communications)

                                  May 15, 1996
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.) [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.  849416-20-1                            PAGE   1    OF     18    PAGES

- --------------------------------------------------------------------------------
1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person
                                                  Bedford  Falls Investors, L.P.

- --------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                (a) [ ]
                                                                     (b) [X]
- --------------------------------------------------------------------------------
3   SEC Use Only
- --------------------------------------------------------------------------------
4   Source of Funds*       WC, OO
- --------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items
    2(d) or 2(e)                                                         [ ]

- --------------------------------------------------------------------------------
6   Citizenship or Place of Organization    Delaware
- --------------------------------------------------------------------------------
  Number of          7     Sole Voting Power         590,836
  Shares             ___________________________________________________________

  Beneficially       8     Shared Voting Power       0
  Owned by           ___________________________________________________________

  Each               9     Sole Dispositive Power    590,836
  Reporting          ___________________________________________________________

  Person With        10  Shared Dispositive Power    0

- --------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person       590,836
- --------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  [ ]
- --------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)        9.3%
- --------------------------------------------------------------------------------
14  Type of Reporting Person*       PN
- --------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO.  849416-20-1                            PAGE   2    OF      18   PAGES

- --------------------------------------------------------------------------------
1   Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person
                                             Metropolitan Capital Advisors, L.P.

- --------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                (a) [ ]
                                                                     (b) [X]
- --------------------------------------------------------------------------------
3   SEC Use Only
- --------------------------------------------------------------------------------
4   Source of Funds*       None
- --------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items
    2(d) or 2(e)                                                         [ ]
- --------------------------------------------------------------------------------
6   Citizenship or Place of Organization    Delaware
- --------------------------------------------------------------------------------
  Number of          7     Sole Voting Power         0
  Shares             ___________________________________________________________

  Beneficially       8     Shared Voting Power       590,836
  Owned by           ___________________________________________________________

  Each               9     Sole Dispositive Power    0
  Reporting          ___________________________________________________________

  Person With        10  Shared Dispositive Power    590,836
- --------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person       590,836*
         *as General Partner of Bedford Falls Investors, L.P.
- --------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  [ ]
- --------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)        9.3%
- --------------------------------------------------------------------------------
14  Type of Reporting Person*       PN

- --------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO.  849416-20-1                            PAGE   3    OF      18   PAGES

- --------------------------------------------------------------------------------
1   Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person
                                             Metropolitan Capital Advisors, Inc.

- --------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                (a) [ ]
                                                                     (b) [X]
- --------------------------------------------------------------------------------
3   SEC Use Only
- --------------------------------------------------------------------------------
4   Source of Funds*       None
- --------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items
    2(d) or 2(e)                                                         [ ]

- --------------------------------------------------------------------------------
6   Citizenship or Place of Organization    Delaware
- --------------------------------------------------------------------------------
  Number of          7     Sole Voting Power         61,897
  Shares             ___________________________________________________________

  Beneficially       8     Shared Voting Power       590,836
  Owned by           ___________________________________________________________

  Each               9     Sole Dispositive Power    61,897
  Reporting          ___________________________________________________________

  Person With        10  Shared Dispositive Power    590,836
- --------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person       652,733
- --------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  [ ]
- --------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)        10.3%
- --------------------------------------------------------------------------------
14  Type of Reporting Person*       CO

- --------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO.  849416-20-1                            PAGE   4    OF      18   PAGES

- --------------------------------------------------------------------------------
1   Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person     Jeffrey Schwarz

- --------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                (a) [ ]
                                                                     (b) [X]
- --------------------------------------------------------------------------------
3   SEC Use Only
- --------------------------------------------------------------------------------
4   Source of Funds*       None
- --------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items
    2(d) or 2(e)                                                         [ ]

- --------------------------------------------------------------------------------
6   Citizenship or Place of Organization    USA
- --------------------------------------------------------------------------------
  Number of          7     Sole Voting Power         0
  Shares             ___________________________________________________________

  Beneficially       8     Shared Voting Power       652,733
  Owned by           ___________________________________________________________

  Each               9     Sole Dispositive Power    0
  Reporting          ___________________________________________________________

  Person With        10  Shared Dispositive Power    652,733
- --------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person       652,733
- --------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  [ ]
- --------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)        10.3%
- --------------------------------------------------------------------------------
14  Type of Reporting Person*       IN

- --------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO.  849416-20-1                            PAGE   5    OF      18   PAGES

- --------------------------------------------------------------------------------
1   Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person     Karen Finerman

- --------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                (a) [ ]
                                                                     (b) [X]
- --------------------------------------------------------------------------------
3   SEC Use Only
- --------------------------------------------------------------------------------
4   Source of Funds*       None
- --------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items
    2(d) or 2(e)                                                         [ ]

- --------------------------------------------------------------------------------
6   Citizenship or Place of Organization    USA
- --------------------------------------------------------------------------------
  Number of          7     Sole Voting Power         0
  Shares             ___________________________________________________________

  Beneficially       8     Shared Voting Power       652,733
  Owned by           ___________________________________________________________

  Each               9     Sole Dispositive Power    0
  Reporting          ___________________________________________________________

  Person With        10  Shared Dispositive Power    652,733
- --------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person       652,733
- --------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  [ ]
- --------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)        10.3%
- --------------------------------------------------------------------------------
14  Type of Reporting Person*       IN

- --------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO.  849416-20-1                            PAGE   6    OF      18   PAGES

- --------------------------------------------------------------------------------
1   Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person
                                                          Robert F. Lietzow, Jr.

- --------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                (a) [ ]
                                                                     (b) [X]
- --------------------------------------------------------------------------------
3   SEC Use Only
- --------------------------------------------------------------------------------
4   Source of Funds*       PF
- --------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items
    2(d) or 2(e)                                                         [ ]

- --------------------------------------------------------------------------------
6   Citizenship or Place of Organization    USA
- --------------------------------------------------------------------------------
  Number of          7     Sole Voting Power         8,000
  Shares             ___________________________________________________________

  Beneficially       8     Shared Voting Power       0
  Owned by           ___________________________________________________________

  Each               9     Sole Dispositive Power    8,000
  Reporting          ___________________________________________________________

  Person With        10  Shared Dispositive Power    0
- --------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person       8,000
- --------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  [ ]
- --------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)        0.13%
- --------------------------------------------------------------------------------
14  Type of Reporting Person*       IN

- --------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO.  849416-20-1                                   PAGE  7   OF  18  PAGES


THIS AMENDMENT NO. 1 RELATES TO THE SCHEDULE 13D ORIGINALLY FILED WITH THE COMMISSION ON NOVEMBER 30, 1995 JOINTLY ON BEHALF OF BEDFORD FALLS INVESTORS, L.P. AND CERTAIN OTHER REPORTING PERSONS. THE TEXT OF ITEMS 4, 5 AND 7 OF SAID
SCHEDULE 13D IS AMENDED AS INDICATED HEREIN. ALL CAPITALIZED TERMS USED HEREIN WITHOUT DEFINITION SHALL HAVE THE SAME MEANING AS SET FORTH IN SAID SCHEDULE 13D.

ITEM 4. PURPOSE OF THE TRANSACTION

         The information set forth below supplements the information previously set forth in Item 4.

         The Reporting Persons and their representatives have notified the Issuer of their intention to nominate candidates to stand for election as a Board majority at the Issuer's next stockholders meeting, and to submit to shareholders a proposal to pursue a sale or merger of the Issuer as a means of maximizing the value of the Issuer. By letter dated May 16, 1996 (Exhibit E), legal counsel to the Reporting Persons has requested that the Issuer determine and advise the Reporting Persons of the timing and other requirements for such Director nominations and shareholder proposals. The Reporting Persons have not determined the number or identity of the persons who would be so nominated and do not currently expect to do so until after the Issuer determines the time by which such nominations must be submitted.

         The Reporting  Persons have also, by letter dated May 16, 1996 (Exhibit
F) advised the Issuer that, based upon discussions with potential acquirers and others, the Reporting Persons believe that a sale or merger of the Issuer at the present time would be in the best interest of shareholders.

         The Reporting Persons intend to continue discussions with potential acquirers of the Issuer, stockholders of the Issuer and other persons in order to determine the alternatives and values which may be available to stockholders and to evaluate its investment in the Issuer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The beneficial ownership of each of the Reporting Persons of Common Stock of the Issuer as of the date hereof is unchanged from that previously set forth in Item 5, except as follows:

         (i)  Intentionally omitted.

         (ii) Intentionally omitted.

         (iii)Metropolitan Capital Advisors, Inc. has purchased no shares of Common Stock of the Issuer solely for its own account; however, Metropolitan Capital Advisors, Inc. does have voting and/or dispositive power with respect to all shares of Common Stock of the Issuer in the Managed Accounts pursuant to the terms of certain investment advisory agreements between it and each of the Managed Accounts. Thus, by virtue of its discretionary trading authority over assets held in the Managed Accounts, Metropolitan Capital Advisors, Inc. may be deemed the beneficial owner of 61,897 shares of Common Stock of the Issuer held by the Managed Accounts, 31,097 of which may be acquired upon exercise of currently exercisable Warrants and 30,800 of which have been acquired directly in open market transactions.

              In addition to the above, by reason of its position as General Partner of Metropolitan Capital Advisors, L.P., Metropolitan Capital Advisors, Inc. may be deemed to have shared voting and dispositive power over the 590,836 shares of Common Stock of the Issuer

CUSIP NO.  849416-20-1                                   PAGE  8   OF  18  PAGES


              beneficially owned by such partnership. Accordingly, Metropolitan Capital Advisors, Inc. may be deemed the beneficial owner of an aggregate 652,733 shares representing 10.3% of the Common Stock of the Issuer which would be outstanding following the exercise of the Warrants beneficially owned thereby.

         (iv) Jeffrey Schwarz may be deemed the beneficial owner of 652,733 shares (10.3%) of the Common Stock of the Issuer as a result of his being a director, executive officer and controlling stockholder of Metropolitan Capital Advisors, Inc. Jeffrey Schwarz does not beneficially own any shares of Common Stock of the Issuer other than through such positions.

         (v) Karen Finerman may be deemed the beneficial owner of 652,733 shares (10.3%) of the Common Stock of the Issuer as a result of her being a director and executive officer of Metropolitan Capital Advisors, Inc. Karen Finerman does not beneficially own any shares of Common Stock of the Issuer other than through such positions.

         (vi) Intentionally omitted.

         The number of shares beneficially owned and the percentage of outstanding shares represented thereby, for each of the Reporting Persons, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentages of ownership described above are based on the 6,006,374 outstanding shares of Class A Common Stock of the Issuer reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended December 31, 1995.

         (b) Bedford Falls Investors, L.P. (the "Partnership") has the sole power to vote or to dispose of or to direct the voting or to direct the disposition of the Common Stock of the Issuer beneficially owned by it. Such voting and dispositive power may be exercised on behalf of Bedford Falls Investors, L.P. by its General Partner, Metropolitan Capital Advisors, L.P., which acts through its corporate general partner, Metropolitan Capital Advisors, Inc. Jeffrey Schwarz and Karen Finerman are the sole directors, officers and, with respect to Mr. Schwarz, controlling stockholder of Metropolitan Capital Advisors, Inc. Accordingly, Jeffrey Schwarz and Karen Finerman may be deemed to each have shared voting and dispositive power over 590,836 shares of the Common Stock of the Issuer beneficially owned by the Partnership.

                  By virtue of their positions with Metropolitan Capital Advisors, Inc., Jeffrey Schwarz and Karen Finerman each may be deemed to have voting and dispositive power over the 61,897 shares of the Common Stock beneficially owned by the Managed Accounts. Pursuant to written agreements governing the Managed Accounts, such power is sole with respect to all of such shares.

                  Robert F. Lietzow has sole voting and dispositive power over the 8,000 shares of common stock beneficially owned by him.

         (c) No transactions in the class of Securities reported on herein have been effected by any of the Reporting Persons in the past sixty (60) days.

         (d) Not Applicable.

         (e) Not Applicable.

CUSIP NO.  849416-20-1                                   PAGE  9   OF  18  PAGES


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibits A-D. -- Incorporated by reference to the Schedule 13D originally filed with the Commission on November 30, 1995

Exhibit E. -- Letter to Issuer from Lane Altman & Owens LLP, counsel to Metropolitan Capital Advisors, Inc., dated May 16, 1996

Exhibit F. -- Letter to Issuer from Metropolitan Capital Advisors, Inc. dated May 16, 1996

CUSIP NO.  849416-20-1                                   PAGE  10  OF  18  PAGES


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.

                                    BEDFORD FALLS INVESTORS, L.P.
                                    By: Metropolitan Capital Advisors, L.P.
                                        Its Sole General Partner

                                        By:  Metropolitan Capital Advisors, Inc.
                                             Its Sole General Partner



                                           By: /s/ Karen Finerman
                                              -----------------------------
                                           Karen Finerman, President


Dated as of: May 15, 1996

CUSIP NO.  849416-20-1                                   PAGE  11  OF  18  PAGES


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.

                                         METROPOLITAN CAPITAL ADVISORS, L.P..
                                         By: Metropolitan Capital Advisors, Inc.



                                             By: /s/ Karen Finerman
                                                -------------------------
                                                Karen Finerman, President


Dated as of:  May 15, 1996

CUSIP NO.  849416-20-1                                   PAGE  12  OF  18  PAGES


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.

                                             METROPOLITAN CAPITAL ADVISORS, INC.



                                             By: /s/ Karen Finerman
                                                ------------------------------
                                                 Karen Finerman, President


Dated as of:  May 15, 1996

CUSIP NO.  849416-20-1                                   PAGE  13  OF  18  PAGES


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.


                                            /s/ Jeffrey Schwarz
                                            --------------------------
                                            Jeffrey Schwarz


Dated as of:  May 15, 1996

CUSIP NO.  849416-20-1                                   PAGE  14  OF  18  PAGES


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.

                                            /s/ Karen Finerman
                                            ---------------------------
                                            Karen Finerman

Dated as of:  May 15, 1996

CUSIP NO.  849416-20-1                                   PAGE  15  OF  18  PAGES


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.

                                             /s/ Robert F. Lietzow, Jr.
                                             ---------------------------------
                                             Robert F. Lietzow, Jr.

Dated as of:  May 15, 1996

CUSIP NO.  849416-20-1                                   PAGE  16  OF  18  PAGES


                                    EXHIBIT E

                     [Letterhead of Lane Altman & Owens LLP]

                                  May 16, 1996


Michael L. Sarina
General Counsel and Secretary
Yale International, Inc.
1 Morrocroft Centre
6805 Morrison Boulevard
Suite 450
Charlotte, NC  28211

Dear Mr. Sarina:

         I am writing on behalf of Bedford Falls Investors, L.P. ("Bedford Falls"), a stockholder of Yale International, Inc. (the "Company"). Please be advised that it is Bedford Falls' current intention to submit a list of nominees for election as the majority of the Company's Board of Directors at the next meeting of stockholders, and to submit for shareholder consideration a proposal to pursue the sale of the Company. We are writing to obtain the Company's position as to the requirements that the Company seeks to impose upon director nominations, calls for special meetings and on the submission of shareholder proposals.

         As evidenced by disagreements between the Company and another stockholder in 1995, there is some uncertainty regarding the requirements and deadlines of the Company's Certificate of Incorporation and By-laws as respecting the submission of director nominations. In addition, the Company's filings with the Securities and Exchange Commission refer to two, significantly different sets of By-laws as being currently in effect. The Company's 1995 10-K reports as in effect a set of By-laws which, among other matters, allows shareholders to call special meetings (the "1995 By-laws"). A set of By-laws earlier filed with a Form 10-Q for the period ended December 31 ,1994 did not have such right (the "1994 By-laws").

         Accordingly, based upon the Company's most recent SEC filings, it would appear to public stockholders that they have the right to call a special meeting. If the Company's position is that this is not the case, please notify us as soon as possible as to the reasons and as to the By-law provisions which the Company considers to be in effect at this time. If the Company's position is that the 1994 By-laws are currently in effect, we nevertheless believe that substantial uncertainties still exist which must be addressed.

         For example, Section 2.8 of the 1994 By-laws appears to provide that a shareholder proposal must be submitted (x) within the time constraints imposed by federal securities law (June 5, 1996 for this year's meeting), and (y) no less than sixty (60) but no more than seventy-five (75) days prior to the date of meeting. Such requirements establish incompatible time deadlines unless the Company's meeting were to be held between August 4, 1996 and August 19, 1996.

         Also, Section 2.9 of the 1994 By-laws requires that director nominations must be delivered no less than sixty (60) days in advance of a meeting. Since the By-laws (x) do not provide a date certain for such meeting, and (y) provide that the Company may give notice less than sixty (60) days before the

CUSIP NO.  849416-20-1                                   PAGE  17  OF  18  PAGES


meeting, it is possible that a stockholder will not be able to ascertain the deadline for director nominations until it has passed.

         Accordingly, to avoid uncertainty in these and related issues, we hereby request clarification of the director nomination, special meeting and shareholder proposal requirements, including the following:

         (a) The planned date for the next Stockholder Meeting of the Company, or the process by which the date of that Meeting will be determined (including the earliest and latest date such Meeting may be held);

         (b) The earliest and latest actual date in 1996 on which stockholder nominations for Directors may be submitted, or if such dates are variable, the process by which such dates will be determined and how a stockholder will be made aware of those dates;

         (c) The earliest and latest actual date in 1996 on which a shareholder proposal may be submitted for consideration at the next meeting of stockholders, or if such dates are variable, the process by which such dates will be determined and how stockholders will be made aware of such dates;

         (d) Any requirements for the form of Director nominations or shareholder proposals;

         (e) Confirmation that the June 5, 1996 shareholder proposal deadline (disclosed in last year's Proxy Statement) is a deadline solely for purposes of determining whether such proposal is to be included in the Company's proxy material under Rule 14a-8 and not a deadline imposed on shareholder proposals for purposes of bringing action before the meeting;

         (f) The number of directors to be elected at the next Stockholders Meeting and the manner of establishing such number. (Please note the ambiguity between 1994 By-law Section 3.1 and Article FIFTH of the Certificate of Incorporation.); and

         (g) Whether shareholders may call a special meeting, and if so, what percentage is necessary and the necessary procedure.

         As mentioned above, it is the current intention of Bedford Falls to submit both Director nominations and a shareholder proposal, and we are requesting this information to ensure that we are able to timely and properly do so. Accordingly, any information which is pertinent to our ability to do so is hereby requested, whether or not it is specifically requested above.

         Since the Company has publicly announced a deadline of June 5, 1996 for shareholder proposals to be included in the Company's proxy material, we request that you provide the above-described information not later than May 24, 1996, in order to give Bedford Falls adequate time to submit any shareholder proposal within the required time.

         In the event you have any questions about the information we seek, or need to discuss these issues, please contact the undersigned. We look forward to resolving any ambiguities, so that the shareholder governance process can proceed without unnecessary distraction.

                                                 Very truly yours,


                                                 Joseph F. Mazzella

CUSIP NO.  849416-20-1                                   PAGE  18  OF  18  PAGES


                                    EXHIBIT F

               [Letterhead of Metrpolitan Capital Advisors, Inc.]

May 16, 1996


Mr. Gary Tessitore
Chief Executive Officer/President
Yale International, Inc.
One Morrocroft Centre
6805 Morrison  Blvd.
Suite 450
Charlotte, NC 28211

Dear Gary:

         Bedford Falls Investors, LP ("Bedford Falls") is today amending its SEC
Schedule 13D filing to reflect a change in the Partnership's intent with regard to its holdings in Yale International, Inc. ("Yale"). Bedford Falls intends to seek control of the Board of Directors of Yale at the Company's next shareholders' meeting. This will facilitate the maximization of the value of Yale stockholders' investment which we believe can best be effected through the sale of the Company.

         The materials handling business is increasingly being dominated by large, well-capitalized, multinational companies. Operationally, these companies are focusing on broadening their reach, both geographically (especially into higher growth emerging markets) and in terms of product offerings. Their financial strength gives them the ability to aggressively pursue acquisitions, while retaining the flexibility in their balance sheets to withstand the economic downturn that will one day arrive in any cyclical business. Bedford Falls believes that this situation presents shareholders of Yale with an interesting dichotomy. Due to the high prices currently being paid by well-financed strategic buyers, it is highly unlikely that Yale could successfully implement a financially advantageous growth strategy. At the same time, Yale is well positioned to capitalize on the demand from these acquirers for companies with strong market shares in niche product lines. In fact, based upon discussions Bedford Falls has had with potential buyers, now that the sugar business has been sold, we believe that there would be significant interest in the Company from potential acquirers and therefore it is in the best interest of Yale shareholders to seek a buyer for the Company now.

         Toward that end, it is the present intention of Bedford Falls to nominate a slate of directors for election at the next meeting of Yale shareholders. This slate would be committed to the near-term maximization of the value of Yale stock. In addition, at the meeting we intend to submit for shareholder consideration a proposal to pursue the sale of the Company. Attached you will find a copy of the letter sent today by our counsel, Joseph Mazzella, to Michael L. Sarina, Yale's Corporate Secretary, requesting clarification of certain Charter and By-law provisions dealing with director nominations and shareholder proposals. We would appreciate your assistance as this clarification will foster the shareholders of Yale having the opportunity to decide the future direction of their Company at the next shareholders' meeting.

Yours truly,


Jeffrey E. Schwarz